

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GSV Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GSV Advisors, LLC (the "Company") as of June 30, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GSV Advisors, LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GSV Advisors, LLC's management. Our responsibility is to express an opinion on GSV Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GSV Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of GSV Advisors, LLC's financial statements. The supplemental information is the responsibility of GSV Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as GSV Advisors, LLC's auditor since 2017.

KBL, LLP

KBL, LLP
New York, NY
August 9, 2019

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

GSV ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash	$	253,496
Accounts receivable		49,600
Receivables from affiliates		10,516
Prepaid expenses		6,903
Security deposits		3,150
Furniture, equipment, and leasehold improvements at cost		
less accumulated depreciation ($133,427)		69,581
Total Assets	$	393,246

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,330
Total Liabilities		10,330
Member's equity		382,916
Total Liabilities and Member's Equity	$	393,246

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

GSV Advisors, LLC (the "Company") was organized on December 30, 2008 as an Illinois limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company's office is in Chicago, IL and the primary focus of the company is on private placements and investment banking. As a limited liability company the member's liability is limited to their investment.

The Company is a member of Financial Industry Regulatory Authority ("FINRA"). Additionally, it is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, treated as a disregarded entity for Federal tax purposes, and thus, no federal income tax expense has been recorded in the financial statements. Taxable income and expenses of the Company are passed through to the member and reported on the member's individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are from advisory fee services. Fees are accrued when earned. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on May 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

No cumulative adjustment to member's equity was required as a result of this adoption, and the early adoption did not have a material impact on our consolidated financial statements as no material arrangements prior to the adoption were impacted under the new pronouncement.

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. The useful life of the leasehold improvements is estimated at 39 years, furniture at 7 years, and equipment at 5 years. Depreciation expense for the year ended June 30, 2019 was $22,543.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital of $243,166, which was $238,166 in excess of the FINRA minimum net capital requirement of $5,000.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended June 30, 2019, six customers accounted for 82% of the Company's revenue. Two customers accounted for 90% of accounts receivable as of June 30, 2019.

5. COMMITMENTS AND CONTINGENCIES

On July 27, 2017, the Company assigned the original lease for the office space and equipment effective as of June 1, 2013, to their affiliate, GSV Acceleration, LLC. The Company's commitment is 10% of the office space and equipment expenses. In addition, on May 1, 2019 the Company signed a six month lease with monthly rent of $2,100. Total rent expenses for the office space for the year ending June 30, 2019 was $20,185. The Company has a security deposit on account in the amount of $3,150.

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

6. RELATED PARTY TRANSACTIONS

The Company is under common control with GSV Events Media, LLC (the "Affiliate"). The managing director of the Company is also a managing director and owner of the Affiliate. The Company has an agreement with the Affiliate to provide and pay for specified administrative duties and other services for the Company and that the Affiliate will reimburse the Company for its share of the associated expenses. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

The Company has an Expense Sharing Agreement (the "Agreement") effective July 1, 2018 in place with affiliate GSV Acceleration, LLC ("Acceleration") for services that are shared and paid by the Company and vice versa. The Affiliate reimburses the Company for these expenses, and they have been included in accounts receivables from Affiliates on the accompanying statement of financial condition. For the period ending June 30, 2019, the Company had a receivable from Acceleration in the amount of $10,516.

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, June 30, 2019, and August 9, 2019, when the financial statements were issued.

GSV ADVISORS, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2019

GSV Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended June 30, 2019 without exception.

Signature:

Deborah Quazzo, Chief Executive Officer



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
GSV Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) GSV Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GSV Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) GSV Advisors, LLC stated that GSV Advisors, LLC met the identified exemption provision throughout the most recent fiscal year without exception GSV Advisors, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSV Advisors, LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
August 9, 2019

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700